TFS FINANCIAL CORPORATION
                              7007 Broadway Avenue
                              Cleveland, Ohio 44105

February 9, 2007

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:     TFS Financial Corporation
             Registration Statement on Form S-1 (Registration Number 333-139295) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     TFS Financial Corporation, a federal corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on February 12, 2007 at 10:00 a.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o     the Company may not assert this action as a defense in any proceeding
           initiated   by  the   Commission  or  any  person  under  the federal
           securities laws of the United States.

                                                   Very truly yours,



                                                   /s/ David S. Huffman
                                                   -----------------------------
                                                   David S. Huffman
                                                   Chief Financial Officer (Duly
                                                   Authorized Representative)